                                                      PAPER C

                                            Ontario's Revenue Plan

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2004 Ontario Budget

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Part 1: Paying for Better Health Care

Introduction
Expenditures through the Ministry of Health and Long-Term Care now account for 45 per cent of
Provincial program spending, up from 40 per cent a decade ago.  Ontario spends an average of
$2,441 per person for health care, up from $1,928 in 2000-01. This is about $2,000 more in additional spending per year for a family of four people. Since 2000-01 alone, total operating spending by the
Ministry of Health and Long-Term Care has increased by $7.7 billion and has grown at an average annual rate of 7.7 per cent.

This rate of increase is not sustainable, and can only perpetuate the "crowding out" of available funding for other priorities in the future.

The Government of Ontario will provide a health care system that is sustainable and delivers high-
quality, results-focused and patient-centred health care to Ontarians where and when it is needed at a level of spending growth that will be more affordable.  To achieve the objectives that have been set, the system must be supported with an adequate amount of revenue.

Existing Revenues Are Not Enough
Ontarians understand that health care, by virtue of the extensive knowledge base, complexity of procedures and wide array of providers, imposes significant costs.  They also recognize that a number of factors have been placing considerable pressure on Ontario's health care delivery services and driving up costs.

Changing demographics, for example, affect future demand for health care services and the human capital required to provide these services.  Ontario's seniors currently make up close to 13 per cent of the population, but account for about 50 per cent of Provincial health spending. The seniors'
population in Ontario is expected to rise from 1.5 million in 2003 to almost 3.2 million in 2028.

In addition, transforming how health care is delivered--making it better and more sustainable--requires investments that will buy change and maintain the system so crucial to
Ontarians.  As the 2002 Kirby report noted, "responsible planning of public policy must include additional funding for health care, including funding the costs of restructuring the system."1

It is vital that the health care system be supported with adequate and predictable financing so that health care providers can plan for the services Ontarians need and expect.  It is also vital that health care financing be considered in the context of the need to eliminate the deficit.

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Ontario Health Premium
Ministry of Health and Long-Term Care costs are up by $2.2 billion in 2004-05 over the previous year.

Increased health spending would support a variety of initiatives to improve and transform the health care system including:

o    $111 million for primary care initiatives leading ultimately to 150 primary care teams providing
     24/7 health care services;
o    providing an additional 21,400 Ontarians with home care in their communities;
o    buying 12,000 bed lifts to improve working conditions for nurses;
o    improving infectious disease control, adding three new vaccines for children, and implementing a comprehensive tobacco strategy;
o    opening 3,760 additional beds to improve safety and quality of care for residents of long-term facilities; and
o    supporting an additional 13,650 mental health clients in their communities.

Moreover, the cost of achieving healthier Ontarians is not just found in the budget of the Ministry of
Health and Long-Term Care.  For example, health services are also provided by the Ministry of
Children and Youth Services and the Ministry of Community and Social Services, and the full range of health care determinants also includes such spending as that on clean water and air.

Budget Paper A, Ontario's Finances, provides a complete description of the $2.4 billion in additional investments being made in this fiscal year to promote healthier Ontarians.

The government will introduce legislation to create the Ontario Health Premium. The government reviewed a variety of alternatives and determined that this was the best way to raise additional revenue to support initiatives to improve and transform health care.

The proposed premiums would rise with income. Proposed premiums compare to typical health services as follows:

o    the average cost of one night in hospital is $851, which is about $100 more than a person who earns $75,000 annually would pay as a premium;
o    a normal birth costs about $1,570, which is roughly equal to five years' annual premiums for an individual earning $30,000 per year;
o    the average cost of an MRI, $290, is just under one year's premium for an individual who earns
     $25,000 annually; and

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o    covering the cost of treating one person who has suffered a heart attack requires premiums from more than 10 people earning $40,000 per year.

The Kirby report recognized that health care premiums could constitute a visible and equitable means of raising money for the purposes of health care if the premiums vary in proportion to income.2  The report also acknowledged the practicality of collecting a premium through the income tax structure rather than through a separate administration.  The health care premium proposed in this Budget is consistent with that advice.

By raising revenues to fund health care, this government will be able to move forward in other areas that are priorities for Ontarians--education, help for the most vulnerable and eliminating the deficit.

The Federal Government Plays an Important Role
The Government of Ontario recognizes that the federal government has a role to play in providing health care for all Canadians.  Additional federal funding is necessary to allow for reform of the system and continuing improvements that Ontarians--like Canadians everywhere--have come to expect.

The Kirby report observed that "Canadians want the provinces, the territories and the federal government to work collaboratively in partnership to facilitate health care renewal.  Canadians are impatient with blame-laying; they want intergovernmental co-operation and positive results."3 The
Romanow report, too, noted the need for a "truly national approach to medicare."3a

This government will not perpetuate the "blame game" of the past or suggest that all of Ontario's fiscal challenges are, in one way or another, the federal government's fault.  In fact, this government acknowledges the very important improvements that the federal government has made to its health and social transfer payments in the last several years.

But there is more that the federal government can and must do to ensure that our health care system remains sustainable.

Health care in Canada is set out in the Constitution as a provincial responsibility.  But health care in
Canada is more than just another provincial spending program.  Prime Minister Paul Martin had it right when he said that "there is no other issue of such vital and visceral significance to Canadians.
Nowhere does government interact with people in a more meaningful and consequential way."4

The federal government has a vital role to play in the future of Canada's health care system. A variety of studies have concluded that there is a fundamental mismatch of revenue-raising and expenditure responsibility in Canada.  The 2004 federal budget forecast a budgetary surplus of $4 billion this year.

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A recent study released by the Conference Board of Canada shows that federal surpluses are predicted to rise steadily over the next 17 years, reaching $78 billion by 2019-20.  In sharp contrast, the provinces and territories will be in an aggregate deficit position throughout the same forecast period.
The total provincial/territorial deficit for all provinces is expected to reach $11 billion by 2019-20.5

Quite simply, federal-provincial fiscal arrangements have not kept pace with change. As the
Romanow report noted, "the time has come for Ottawa to once again take on more of an equity position in the medicare enterprise."6  Putting health care on a sustainable footing in the coming years will require additional federal funding, and the federal government has the ability to provide that funding.

The Government of Ontario is not simply asking the federal government to open its cheque book.
Ontario does not expect the federal government to provide increased funding without any sense of how the funding will be used, what goals it will further or the outcomes it will support.  Ontario has a plan for investments in health care that will achieve tangible, improved results for Ontarians.  The federal government's increased fiscal participation is key to ensuring that adequate investments are made across the full range of health determinants towards the achievement of Ontario's ultimate objective: healthier Ontarians.

This government sees the federal government as an important partner in keeping Canada's health care system not only sustainable, but also a matter of national pride and international envy.  Ontario is ready to work with the federal government and the other provinces to achieve a sustainable health care system.

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Part 2: Revenue Measures

The following sections provide information on the revenue measures proposed in the Budget. For a precise description of these measures, the reader is advised to consult the amending legislation once approved by the legislature.

Ontario Health Premium
Structure and Application
This Budget proposes the introduction of a new health care premium. The premium proposed in this
Budget is unrelated to eligibility for health care services.

Unlike the old OHIP program, the health premium proposed in this Budget would increase as income rises. When fully implemented, individuals with incomes below $20,000 would pay nothing;
individuals with modest incomes would pay $300 per year; and individuals with higher incomes would pay a maximum of $900 per year.  The premium structure would be as follows:

                                                                         Proposed Premium
                                                                                         2005 and Subsequent
                Taxable Income                         2004 Taxation Year                  Taxation Years
----------------------------------------------- --------------------------------  --------------------------------
                 up to $20,000                                 $0                                $0
               $20,000 - $36,000                              $150                              $300
               $36,000 - $48,000                              $225                              $450
               $48,000 - $72,000                              $300                              $600
              $72,000 - $200,000                              $375                              $750
              more than $200,000                              $450                              $900

The first premium level would be phased in at six per cent of taxable income in excess of $20,000, with the full premium payable at taxable income of $25,000. For example, an individual with taxable income of $22,000 would pay $120 in 2005.  Each subsequent increase in premium level would be phased in over the first $600 of taxable income in that range at a rate of 25 per cent.  The phase-in rates for 2004 would be one-half the rates for 2005. As a result, the premium for 2004 would be
$60 for an individual with taxable income of $22,000.

The premium would apply to individuals who are residents of Ontario on the last day of their taxation year.  Trusts and non-resident taxpayers would be exempt from the premium.

Individuals who become bankrupt during the year would be required to pay the premium based on their taxable income for the full calendar year.  For individuals who die or emigrate from Canada

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during the year, the premium would be determined based on taxable income reported in the final
Ontario tax return.

Administration
To simplify compliance for premium payers and minimize administrative expenses, the Province will work with the Canada Revenue Agency to collect and administer the premium on Ontario's behalf.

Since the premium is proposed to be implemented through the Income Tax Act and administered under the existing Tax Collection Agreement between Ontario and the federal government, income tax withholding and instalment rules would apply.

Withholdings will commence July 1, 2004.  To ensure that employers do not incur added costs to change their payroll systems, the premium would be included on pay stubs as a component of the income tax withheld.  Individuals who make income tax instalment payments will have the option of adding the proposed premium to the remaining instalment payments for 2004 and the first two instalments in 2005.  Individuals would determine the actual amount of the premium on their annual tax returns.

Legislative Review
A full review of the premium by a committee of the legislature is proposed to take place by 2009.

Corporate Tax Measures to Encourage Economic Growth
Plan to Eliminate the Capital Tax
Ontario's capital tax is widely recognized as a barrier to attracting the investment that Ontario needs to build an innovative economy of high-wage and high-skill jobs.  The government proposes to implement a fiscally prudent plan to gradually eliminate the capital tax by 2012:

o    Starting January 1, 2005, the current $5 million deduction from taxable paid-up capital would be increased by $2.5 million each year until the deduction reaches $15 million on January 1, 2008.
     By that time, in addition to small businesses that do not pay capital tax, more than 13,000 medium-sized corporations would no longer pay capital tax.
o    Starting January 1, 2009, capital tax rates would be reduced each year until the capital tax is fully eliminated on January 1, 2012.

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The following table sets out the government's proposed plan to eliminate the capital tax:

                                                                               Financial Institutions
                                                               -------------------------------------------------------
                                                                                        Taxable Capital Above $400
                                                                                                  Million
                                                 Regular        First $400 Million          Non-
                            Deduction         Corporations          of Taxable            Deposit          Deposit
                           ($ Millions)            (%)              Capital (%)          Taking (%)       Taking (%)
------------------------ ----------------  ------------------- --------------------- ------------------ --------------
        Current                 5                 0.300                0.600               0.720            0.900
    January 1, 2005            7.5                0.300                0.600               0.720            0.900
    January 1, 2006            10.0               0.300                0.600               0.720            0.900
    January 1, 2007            12.5               0.300                0.600               0.720            0.900
    January 1, 2008             15                0.300                0.600               0.720            0.900
    January 1, 2009             15                0.225                0.450               0.540            0.675
    January 1, 2010             15                0.150                0.300               0.360            0.450
    January 1, 2011             15                0.075                0.150               0.180            0.225
    January 1, 2012                                               Eliminated

The proposed increases in the deduction and the cuts to the tax rates would be pro-rated for taxation years straddling the effective dates.

Capital Cost Allowance Enhancements
In order to help Ontario businesses put the right tools in place to build an innovative economy of high-
wage and high-skill workers, this Budget proposes to enhance the capital cost allowance (CCA) for newly acquired computer and data network infrastructure equipment.

Ontario proposes to parallel the CCA changes announced in the 2004 federal budget.  This includes the CCA rate increase from 30 per cent to 45 per cent for computer equipment and the rate increase from 20 per cent to 30 per cent for data network infrastructure equipment acquired after March 22,
2004.

Enhancements to the Ontario Film and Television Tax Credit
Ontario's domestic film and television industry contributes significantly to Ontario, both economically and culturally.  In 2003, Provincial support to the film and television industry levered over $500 million in activity from 133 domestic productions.7  Ontario's film and television production, distribution and exhibition industries employ about 20,000 workers.8

The Ontario Film and Television Tax Credit (OFTTC) helps support this sector by providing

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Ontario-based, Canadian-controlled production companies with a 20 per cent refundable tax credit on
Ontario labour expenditures incurred in making film and television productions.

To further encourage production activity in Ontario, this Budget proposes to enhance the OFTTC.

Effective for productions commencing principal photography after March 27, 2003, qualifying labour expenditures would not be reduced by equity investments from Canadian government film agencies.

The OFTTC would also be amended to parallel the following enhancements to the federal Canadian
Film or Video Production Tax Credit announced on November 14, 2003, including their effective dates:

o    the extension to the commencement time for a production, which would allow qualifying labour expenditures to be incurred as early as two years before principal photography begins; and
o    the provision allowing a person, other than the production company, to hold an interest in a film or television production, unless the production or one of the investors is associated with a tax shelter.

Apprenticeship Training Tax Credit
As part of building a solid foundation to support a new generation of economic growth, the government proposes to introduce a new Apprenticeship Training Tax Credit (ATTC) to encourage the hiring of apprentices in certain skilled trades.  The ATTC would complement other apprenticeship program measures that are being announced in this Budget to help increase the availability of skilled workers in key sectors of the economy.

Tax Incentive
Corporations and unincorporated businesses would be eligible for a 25 per cent refundable tax credit on eligible expenditures incurred with respect to eligible apprentices.  For businesses with total payroll costs not exceeding $400,000, the tax credit rate would be increased to 30 per cent.

An employer would be eligible for a tax credit of up to $5,000 per year per eligible apprentice to a maximum of $15,000 over the first 36 months of the apprenticeship.  The maximum annual tax credit of $5,000 would be pro-rated for the number of days the apprentice is employed with that employer during the year.

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Eligible Apprentices
Eligible apprentices would be in their first 36 months of an apprenticeship training program in a qualifying skilled trade on or after May 19, 2004 and have commenced employment before January 1,
2008.

Eligible Expenditures
Eligible expenditures would be salaries and wages paid after May 18, 2004 and before January 1,
2011 to an eligible apprentice.

Qualifying Skilled Trades
Qualifying skilled trades would include designated construction, industrial and motive power trades, as well as the service trades eligible under the present apprenticeship component of the Co-operative
Education Tax Credit.

Sunset Provision
Prior to December 31, 2007, the government would consult with stakeholders on the effectiveness of the ATTC.  Stakeholders would be expected to provide evidence of the tax credit's effectiveness as a condition for continuing the incentive program.

Revising the Co-operative Education Tax Credit (CETC)
The CETC provides employers with a 10 per cent refundable tax credit (15 per cent for small businesses) on the salaries and wages paid to students or apprentices in qualifying work placements.

The following changes are proposed to the CETC:

o    The CETC would continue to be available for qualifying co-op placements.
o    Transitional rules are proposed for apprenticeships in their first 36 months that straddle May 18,
     2004.  Salaries and wages paid before May 19, 2004 would qualify for the CETC, and amounts paid after May 18, 2004 would qualify for the proposed ATTC.
o    For apprenticeships not in their first 36 months and for work placements in approved fields of study other than co-operative education programs, no deduction may be claimed for salaries and wages paid after December 31, 2004.  Since a minimum initial employment of 10 weeks is required for the CETC, employment commencing after October 25, 2004 would not qualify.
     These fields of study are listed in Appendix 2 of Tax Legislation Bulletin 96-2R2.

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Apprenticeship Training Tax Credit (ATTC)
Skilled trades qualifying for the ATTC would include:
Construction Trades                                      Industrial Trades
Plumber                                                  General machinist
Sheet metal worker                                       Tool and die maker
Electrician                                              Machine tool design
Refrigeration and air conditioning mechanic              Industrial electrician
Brick and stone mason                                    Industrial mechanic (millwright)
General carpenter                                        Precision metal fabricator
Ironworker                                               Cabinet maker
Hoisting engineer                                        Mould maker
Power lineworkers

Motive Power Trades                                      Services Trades9
Automotive service technician                            Electronic service technician
Fuel and electrical systems technician                   Micro-electronics manufacturer
Auto body and collision damage repairman                 Network cabling specialist
Truck and coach technician                               Information technology support analyst
Motive power machinist
Heavy duty equipment technician
Marine engine mechanic

Resource Allowance
Effective for taxation years ending after December 31, 2002, the federal government has implemented legislation that replaces the 25 per cent resource allowance with a deduction for Crown royalties and mining taxes paid.

To support the jobs and investment created by the mining sector in northern communities, Ontario proposes not to parallel the federal measure.  Instead, Ontario would maintain the resource allowance and the non-deductibility of Crown royalties and mining taxes retroactive to the commencement of the federal change.

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Enrichment of Property Tax Credit
Ontario property and sales tax credits for seniors were established in 1992 to provide additional assistance to seniors with modest incomes and have remained unchanged since their creation.  This government is proposing to enhance the program for the first time to ensure that it better reflects the circumstances facing seniors in Ontario today.

Lower-income seniors who own or rent their homes would be eligible for additional assistance through the Ontario property and sales tax credits, effective for the 2004 and subsequent taxation years.  The underlying "basic" property tax credit amount would be increased by $125, or 25 per cent, from $500 to $625. In addition, to ensure that seniors currently receiving the maximum basic property tax credit amount would benefit fully from the proposed $125 enrichment, the maximum benefit available for the property and sales tax credits for seniors would be increased from $1,000 to $1,125.

This improvement would deliver an estimated $85 million in benefits to about 685,000 senior families, including approximately 33,000 senior families who do not currently benefit from the credit.

Other Revenue Measures
Federal Concordance
Subject to any necessary modifications, Ontario proposes to parallel the following income tax measures announced in the federal budget of March 23, 2004 as they apply to corporations and their effective dates:

o    the extension of the carry-forward period for business losses from seven to 10 years;
o    the limits on the deductibility of fines and penalties, patronage dividends and unused charitable donations; and
o    the amendments to the general anti-avoidance rule and the affiliated persons rules.

Also, it is proposed that the relaxation of the associated corporations rule for purposes of the
$2 million expenditure limit under the refundable portion of the federal investment tax credit for scientific research and experimental development would apply to the Ontario Innovation Tax Credit.

Retail Sales Tax Act
One-Year Retail Sales Tax (RST) Exemption for Destination Marketing Fees
In support of the hotel industry's initiative in funding tourism marketing and assisting in the recovery of Ontario's tourism industry, it is proposed that the destination marketing fee be exempt from RST for a one-year period.

The temporary exemption from the five per cent RST accommodations tax on this fee would be

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effective for destination marketing fees billed after May 18, 2004 and before May 19, 2005.

Retail Sales Tax Rebate for Wind, Micro-Hydroelectric and Geothermal Energy Systems for
Residential Premises
The government will be proposing legislation to expand the RST rebate for solar energy systems to include wind energy systems, micro-hydroelectric systems and geothermal heating/cooling systems for residential premises.  This proposal recognizes that these systems enable homeowners to be more energy self-sufficient using clean, renewable energy.

The rebate would be available for purchases made after March 27, 2003 and before November 26,
2007.

Tobacco Tax Act
Tobacco Tax Increase
In support of the government's Ontario Tobacco Strategy, Ontario is taking the second step in its commitment to bring tobacco tax rates up to the national average.

As of 12:01 a.m., May 19, 2004, tobacco tax rates in Ontario would be:

o    11.1(cent)per cigarette, tobacco stick or gram of cut tobacco.

Legislative amendments will be introduced to provide the Minister of Finance with regulatory authority to prescribe future tobacco tax rates, and to set differential tobacco tax rates for certain tobacco products.

Improved Enforcement
Ontario's tobacco marketplace is being affected by unregulated contraband tobacco and unauthorized distribution activities.  In order to minimize the availability of such tobacco, especially to youth, and to protect tobacco tax revenue, a number of initiatives will be proposed. These include:

o    increasing the minimum level for court-imposed fines to $500 or $1,000, depending on the offence; and
o    increasing offences and penalties for individuals distributing tobacco without authorization, including increased sanctions for repeat offenders.

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Revenue from Spirits, Wine and Beer
The following changes will be effective June 21, 2004.

o    The volume levy applied to each litre of spirits will increase by 25 cents. The new volume levy for spirits will be 54 cents per litre.
o    The volume levy applied to each litre of wine coolers and spirit coolers will increase by 9 cents.
     The new volume levy for wine coolers and spirit coolers will be 28 cents per litre.
o    The wine levy will increase by 12 cents per litre.  The new wine levy will be $1.62 per litre.
o    The brewers' basic fee will increase by 4.5 cents per litre.
     -   The new brewers' basic fee for beer shipped in containers with a capacity of less than 18 litres
         (regular beer) will be 55.55 cents per litre.
     -   The new brewers' basic fee for beer shipped in containers with a capacity equal to or greater than 18 litres (draught) will be 40.55 cents per litre.

While the definition of a microbrewery is unchanged, the new brewers' basic fee rates for a microbrewery will change according to the following schedule:

o    5.56 cents per litre for regular beer and 4.06 cents per litre for draught on the first 15,000 hectolitres of beer shipped in Ontario on or after June 21, 2004;
o    13.89 cents per litre for regular beer and 10.14 cents per litre for draught on the next 15,000 hectolitres of beer shipped in Ontario on or after June 21, 2004;
o    27.78 cents per litre for regular beer and 20.28 cents per litre for draught on the next 20,000 hectolitres of beer shipped in Ontario on or after June 21, 2004;
o    41.66 cents per litre for regular beer and 30.41 cents per litre for draught on the next 25,000 hectolitres of beer shipped in Ontario on or after June 21, 2004;
o    50.00 cents per litre for regular beer and 36.50 cents per litre for draught on the next 75,000 hectolitres, up to 150,000 hectolitres of beer shipped in Ontario on or after June 21, 2004; and
o    55.55 cents per litre for regular beer and 40.55 cents per litre for draught when over 150,000 hectolitres of beer is shipped in Ontario on or after June 21, 2004.

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The brewers' basic fee applicable to brew pubs will change in accordance with the above changes.
The new brewers' basic fee component will be 4.06 cents per litre.  The new rates for holders of a
Brew Pub endorsement are:

o    6.70 cents per litre for beer sold at the location where it is manufactured; and
o    24.30 cents per litre for beer sold at other authorized locations.

Support for Ontario's Wine Strategy and the Ontario Small Brewers'
Association Strategy
To assist the domestic wine and microbrewery sectors in their development and to help these sectors fulfil the goals of their respective strategic plans, the Province will commit marketing support of
$2 million annually for a five-year term to the Ontario Wine Strategy and $1 million annually for a five-year term to the Ontario Small Brewers' Association Strategy.  This funding will be available commencing January 1, 2005.

Driver's Licence Fee
Effective September 1, 2004, the driver's licence fee will be increased from $50 to $75 per five-year period.  The portion of the driver's licence fee earmarked to the Motor Vehicle Accident Claims Fund will rise from $5 to $15 per five-year period.

Other Fees and Charges
In the public consultations undertaken by the government, Ontarians repeatedly expressed their desire to see those individuals and businesses that benefit from a government service pay a greater share of the cost of providing the service, rather than having the taxpayer subsidize a portion of the costs.  As part of the Budgeting for Results process that the government is beginning to implement this year, ministries brought forward proposals that more closely link the cost of providing a service and the associated benefits received by the individual or business to the fee or charge.

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The table below lists the major changes to fees and charges that the government will be implementing later this year or early next year.

MAJOR COST-RECOVERY FEES AND CHARGES
                                                                                                Revenue Increase
                                                                                                  ($ Millions)
                                                                                            ------------------------
                                                                          Change
Fees or Charges                                                           (From/To)             2004-05       Mature
------------------------------------------------------------------------- ----------------- ----------- ------------
o   Increased Cost-Recovery from Workplace Safety and Insurance           84% to 100%                18           37
    Board for the Expansion of Occupational Health and Safety             Cost-
    Program                                                               Recovery

o   Civil Court Fee*--Fees to File Various Civil Court Claims including:                              3            6
    a.   Issuing Statement of Claim                                       $157 to $181
    b.   Filing a Statement of Defence                                    $125 to $144

o   Reinstate Suspended Driver's Licence                                  $100 to $150                1            5

o   Small Claims Court Fees* including:                                                               2            5
    a.  Issuing a Summons to Witness                                      $10 to $19
    b.  Filing a Defence                                                  $25 to $40

o   Rental of Hydro Lands--Charges for the Use of Hydro                   Greater Cost-               3            4
    Transmission Corridor Lands                                           Recovery
------------------------------------------------------------------------- ----------------- ----------- ------------
*   The Ministry of the Attorney General is considering options for the waiver of court fees for financially disadvantaged litigants.

While the additional revenue generated from these changes in fees and charges is small relative to the overall size of the Provincial budget, it does reflect Ontarians' desire to see the government proceed with a user-pay approach to many of the services it provides.  Further details of the major fee changes outlined above, as well as other smaller fee changes, will be provided by the individual ministries responsible, once arrangements and details are finalized.

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2004 Ontario Budget

Technical Measures
Corporations Tax Act
Amendments are proposed to the definition of "current accounts payable" for capital tax purposes.
These amendments respond to the court decision in QEW 427 Dodge Chrysler (1991) Inc., which held that current accounts payable include amounts owed to creditors and not just suppliers.

o   Effective for taxation years ending after May 18, 2004, the definition of current accounts payable would be amended to confirm that it applies only to amounts payable to a supplier for purchases of goods and services.
o   The proposed amendments would also clarify that liabilities incurred in connection with the purchase or trading of shares, bonds or other securities are not considered current accounts payable, effective for taxation years ending after May 19, 1993.

Employer Health Tax Act
Changing the Instalment Base to Coincide with the Liability Base
Currently, employers are expected to remit Employer Health Tax (EHT) instalments on the 15th day of each month, using an estimate based on the prior month's payroll.  To simplify the process of remitting instalments, payments will be based on the actual payroll for each month and will be due on the 15th day of the following month.

This proposed new system will also simplify the preparation of the annual EHT return, by virtually eliminating any overpayments or underpayments of tax during the year, because both the instalment and liability will be based on the same payroll stream.

This initiative will be effective January 1, 2005.  In order to change to the new system, employers will not be required to remit an instalment in January 2005.  Instead, their first instalment will be due on
February 15, 2005, based on remuneration for January 2005.

Permanent Establishments
Ontario's EHT is payable by all employers, including private companies, schools, hospitals, not-for-
profit organizations, municipalities, the Government of Ontario and the Government of Canada.

On April 27, 2004, the Ontario Superior Court of Justice ruled that Ontario-based professional sports teams should not have to pay EHT with respect to salaries paid to players and others for games played outside Ontario.

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For greater certainty, it is proposed that the existing EHT legislation be amended to clarify that as long as a person reports to work at a permanent establishment in Ontario, all of that employee's remuneration is subject to EHT. The April 27, 2004 judgment will be appealed.

This measure would be retroactive to January 1, 1990.

Taxable Benefits
Employer Health Tax is calculated based on remuneration paid to employees.  Remuneration includes all payments, benefits and allowances received or deemed to be received by an individual that are, by reason of section 5, 6 or 7 of the Income Tax Act (Canada), required to be included in the income of the individual for federal income tax purposes. Since the inception of the EHT, any amount that is subject to income tax under the above sections of the Income Tax Act (Canada) is remuneration for
EHT purposes.

In order to preserve the integrity of the EHT base, legislation will be proposed to clarify that amounts included in an employee's income by reason of section 5, 6 or 7 of the Income Tax Act (Canada)
continue to be taxable for EHT purposes.  These amounts would include automobile benefits, low-
interest employee loans, and employee group term life insurance.

This measure would be retroactive to January 1, 1990.

Increasing Employer Health Tax Late-Filing Penalties
Amendments to the Employer Health Tax Act would be proposed to increase penalties levied for late-
filed returns to be consistent with those levied under the Corporations Tax Act as a means to improve compliance.  Where tax is owing, late-filing penalties would be imposed of up to 17 per cent of the tax owing, escalating to 50 per cent for repeat late-filers.  This measure would be effective for taxation years ending after May 18, 2004.

Electricity Act, 1998
To improve the policy and administrative effectiveness of the transfer tax and payments in lieu of corporate taxes, amendments to the Electricity Act, 1998 (the Act) are proposed:

o   The Act would be amended to confirm that holding companies that acquire, hold, dispose of or otherwise deal with shares of a corporation established pursuant to section 142 of the Act are considered municipal electricity utilities. The proposed amendments would apply to:
    -  a holding company established by one or more municipalities after November 6, 1998 and before May 2, 2003; and
    -  a holding company established by a municipality after May 1, 2003 under the Municipal Act,
       2001.

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o   Currently, any underpayment or non-payment of transfer tax voids a sale of electricity assets.  It is proposed that the Minister of Finance be given authority to prescribe exceptions to this rule upon payment of the tax and any interest and penalties--for example, where transfer tax is paid in good faith but an underpayment arises from an assessment.
o   Transfer tax was intended as a one-time tax on the transfer of electricity assets.  However, when a taxpayer reinvests the after-tax proceeds of a transfer in other electricity assets and those other assets are also transferred, transfer tax may be levied on the second transfer.  The effect is a
    "cascading" of transfer tax on the reinvested proceeds.  It is proposed that the Minister of Finance be authorized to set rules to relieve this "cascading" of transfer tax.
o   Transfer tax payable can be reduced by federal capital gains tax incurred on a transfer of electricity assets.  This Budget proposes to extend the transfer tax offset to include federal tax payable on gains arising from the transfer of eligible capital property.  This amendment would be effective November 7, 1998.

Highway Traffic Act
Amendments to the Highway Traffic Act will be proposed to clarify that simple interest, rather than compound interest, is to be charged on assessments of fees and taxes owed to Ontario and other jurisdictions by registrants in the International Registration Plan (IRP).  Registrants would be required to retain records relating to IRP registration for a minimum of five years.

Income Tax Act
To redress the calculation of the Ontario Tax Reduction so the benefit goes only to those who need it most, the government proposes to amend the Income Tax Act so that individuals must calculate the tax reduction before claiming foreign tax credits.  The amendment would be effective as of the 2004 tax year.

The tax rate for Qualifying Environmental Trusts would be increased to 14 per cent.  This proposed amendment is consequential to the amendment to corporate tax rates approved in the Fiscal
Responsibility Act, 2003.  The new rate would be effective as of January 1, 2004.

Land Transfer Tax Act
It is proposed that the Land Transfer Tax Act be amended to enhance land transfer tax collection procedures for electronic registrations, including setting out collector obligations similar to those found in other statutes.

Retail Sales Tax Act
Transfer of Assets Between Related Corporations and Partnerships Rules
Proposals to modernize the retail sales tax rules relating to exempt transfers of assets between related corporations have been developed.  In addition, rules for the transfer of assets between partnerships

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and their principals would be regulated and would be made consistent with the rules for related corporations.  A draft regulation setting out the proposed rules will be posted on the Ministry of
Finance's Web site for industry comment with the view to finalizing the proposals in the fall of 2004.
The proposed effective date would be the release date of the draft regulations.

Property Tax
Stability, Flexibility and Fairness Measures
In recent months, the government has received extensive input from municipalities and taxpayers on ways to improve the stability, fairness, flexibility and simplicity of the property tax system.  This consultative process has led to the development of the initiatives outlined below that would be implemented starting in the 2005 taxation year.

Assessment Cycle
Since the province-wide implementation of current value assessment (CVA) in 1998, there have been four reassessments:

o   1998 reassessment based on property values as of June 30, 1996;
o   2001 reassessment based on property values as of June 30, 1999;
o   2003 reassessment based on property values as of June 30, 2001; and
o   2004 reassessment based on property values as of June 30, 2003.

The 2004 reassessment marked the first year of the mature assessment cycle that was intended to be applied to all successive taxation years, with annual reassessments being conducted based on property values as of June 30 of the preceding year.  However, after its first year of implementation, the parties involved in the assessment process have indicated that this cycle does not provide sufficient time.
Specifically:

o   the current cycle does not provide sufficient time for the Municipal Property Assessment
    Corporation (MPAC) to prepare accurate assessments for the more than 4.3 million properties in
    Ontario;
o   the current cycle does not provide taxpayers with sufficient opportunity to review their new assessed values and have errors corrected before the roll is finalized, resulting in an increased need to file appeals; and
o   the current cycle does not enable municipalities to conduct impact analysis and tax policy deliberations in a timely fashion prior to the finalization of budgets and tax rates for the year.

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To address all of these challenges, the government intends to introduce legislation to alter the timelines of the assessment cycle.

Under the proposed new cycle, which would be implemented for the 2006 taxation year, reassessments would be based on property values as of January 1 of the year preceding the taxation year--six months earlier than the current valuation date of June 30.  For example, for the 2006 taxation year, assessments would be based on property values as of January 1, 2005.

To facilitate the transition from the current June 30 cycle to the proposed new January 1 cycle, the government proposes to cancel the reassessment that would have been conducted for the 2005 taxation year.  Property assessments for the 2005 taxation year would be based on the same valuation date as the 2004 assessments--that is, June 30, 2003.

For future years, reassessments would be conducted annually.

Assessment Averaging
The property tax reform legislation that was enacted in 1997 included a plan for assessments to be based on averaged property values starting in the 2005 taxation year.  Specifically:

o   in 2005, the taxes on each property would be based on an average of the current values of the property from two years (2004 and 2005); and
o   in 2006 and future years, the taxes on each property would be based on an average of the current values from three successive years (current year plus the two preceding years).
During recent consultations, the government received advice from stakeholders to defer or cancel the implementation of assessment averaging.  It is widely felt that assessment averaging would add complexity to the property tax system, would not enhance fairness for taxpayers, and would be redundant with existing property tax mitigation tools.

In consideration of the challenges that would be posed by the implementation of averaging in 2005, the government intends to introduce legislation to defer the implementation of assessment averaging.

The government plans to proceed with analysis and consultation on alternative assessment stabilization measures for residential and business properties for 2006 and future reassessment years.
Research will focus on developing tools that:

o   address taxpayer concerns with assessment volatility for individual properties;
o   ensure fairness for all property owners, both those experiencing increases and those experiencing decreases; and
o   are administratively feasible for municipalities and MPAC.

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Cap on Tax Increases Related to Reassessments
When current value assessment (CVA) was implemented on a province-wide basis in 1998, a mandatory tax-capping program was also introduced to provide for a gradual phase-in of the impacts of CVA for commercial, industrial and multi-residential properties.

Under this capping program, municipalities are required to limit the annual assessment-related tax increases on these properties to five per cent of the previous year's taxes.  (Municipal tax increases are permitted on top of this five per cent where budgetary levy increases are applied.)

In order to recoup the revenue that is lost from limiting taxes on properties facing increases, municipalities may limit or "claw back" the decreases of properties whose taxes are declining under
CVA.

Municipalities and taxpayers have identified several concerns with the capping program, including the embedded historical tax inequities, the very slow rate of progress towards CVA, and the complexity of the system that leads to a lack of transparency for property owners and administrative costs for municipalities.  The preferential treatment applied to newly constructed properties is seen as exacerbating these issues.

To address these concerns, the government intends to introduce legislation to provide municipalities with a range of options to modify the tax-capping program in order to increase progress towards CVA.
Under these proposed options, which would be available for 2005 and future taxation years:

o   municipalities could increase the amount of the annual cap from 5 per cent to up to 10 per cent of previous year's taxes;
o   municipalities could implement a minimum annual increase for capped properties of up to 5 per cent of CVA-level taxes;
o   municipalities could move capped or clawed-back properties directly to their CVA taxes if they are within $250 of their CVA taxes;
o   municipalities could phase out the "new construction treatment" by creating floors establishing a minimum percentage of CVA tax responsibility, such that eligible properties would be taxed at:
    -  up to 70 per cent of CVA-level taxes in 2005;
    -  up to 80 per cent of CVA-level taxes in 2006;
    -  up to 90 per cent of CVA-level taxes in 2007; and
    -  up to 100 per cent of CVA-level taxes in 2008 and future years.

These proposed enhancements to the capping program would facilitate the transition to CVA while still maintaining a manageable pace of change for property owners.  Leaving the decision as a

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municipal option would allow local governments to respond to local conditions.

The government will continue to analyse progress under the capping program and consult on the development of additional assessment stabilization measures that could be introduced as business properties complete the transition to CVA.

Small Business
Discussions have also been held with stakeholders about further flexibility to address the needs of small businesses in their communities.

Currently, municipalities have two options available to target tax reductions to smaller and lower-
valued properties:

o   graduated tax rates can be applied across the entire commercial and/or industrial property classes to apply lower tax rates to the lower portion of properties' assessments; and
o   optional property classes can be used to adjust the tax burden of specific types of properties within the commercial and industrial classes.

The government intends to introduce legislation to enhance these mechanisms by giving municipalities the option to combine these measures and apply graduated tax rates at the optional property class level.

The government will continue to consult with representatives from the municipal and business sectors to discuss further options for targeting tax reductions to small business properties.

Fostering Environmental Stewardship and Rehabilitation
Conservation Land
In 1998, a property tax exemption program was created for conservation land to recognize, encourage and support the long-term stewardship of ecologically sensitive lands.  This tax exemption is currently available to the following categories of lands:

o   land identified by the Minister of Natural Resources as provincially significant wetland;
o   land identified by the Minister of Natural Resources as a provincially significant area of natural and scientific interest;
o   land identified by the Minister of Natural Resources as a habitat of endangered species; and
o   land designated as an escarpment natural area in the Niagara Escarpment Plan under the Niagara
    Escarpment Planning and Development Act.

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While these categories are comprehensive, they do not fully reflect the broad range and diversity of environmentally significant lands, waterways and habitats in Ontario.  As a result, the government intends to enhance the eligibility criteria for the conservation land property tax exemption program for lands with natural and environmental significance owned by conservation authorities and conservation land trusts.

These changes will be implemented through regulation for the 2005 taxation year, following consultation with stakeholders about appropriate definitions of eligible properties and administrative procedures for determining eligibility.

The inclusion of additional categories of land in this program will increase the ability of Ontario's conservation authorities and conservation land trusts to preserve lands with natural and environmental significance in a manner that is more reflective of regional conservation objectives and the priorities of local communities.

Brownfields
The clean-up of brownfield sites is important as an alternative to the development of greenfields and to make efficient use of existing infrastructure.  Following proclamation, a new financing tool will be available to help municipalities provide financial support for the clean-up of brownfield sites.  The new financing tool will allow municipalities to freeze or cancel the municipal property taxes on eligible properties and the Minister of Finance may match the municipal treatment for the education portion of the property tax.

Provincial Land Tax
To provide more fairness in the property tax system in northern areas, the government intends to move forward on updating the provincial land tax (PLT).  In 2004-05, the Ministry of Finance will consult with northern communities to determine the best way to implement improvements to the PLT.

Tax Expenditures
Tax expenditures require regular review because they are a form of spending through the tax system.
Regular reviews are an important part of achieving the government's goal of fiscal transparency and accountability. Ontarians want a responsible approach to public policy and they want evidence of sound fiscal and financial management.

The government has completed the first step of its review of Ontario's tax expenditures.  Several tax expenditures were assessed to determine whether they are meeting their objectives effectively and whether they are consistent with current priorities.  Some were found to be ineffective or had very low take-up.  Some may be delivered more effectively through other programs.  Others simply do not measure up to current priorities.

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The government is proposing to modify or eliminate several tax expenditures.

Transforming Existing Tax Expenditures
Retail Sales Tax (RST) Rebate for Vehicles Purchased to Transport Persons with Permanent
Physical Disabilities
The current RST rebate for vehicles purchased to transport persons with permanent physical disabilities is providing assistance based more on the ability to purchase vehicles than the need for mobility assistance.

As a more effective way of delivering assistance to persons with physical disabilities, increased funding will be provided for the Home and Vehicle Modification Program (HVMP) funded through the Ministry of Community and Social Services.

Effective May 19, 2004, Ontario would no longer provide a rebate of RST paid on motor vehicles to transport persons with permanent physical disabilities.  Rebates would remain available to qualifying purchasers for vehicles purchased before May 19, 2004, provided delivery occurs on or before July
31, 2004.  Rebates would also continue to be available for vehicles acquired through long-term lease contracts entered into before May 19, 2004, provided delivery of the vehicle occurs on or before July
31, 2004.

Funding of the HVMP will be increased by $10 million per year.  This will exceed the $8 million estimated annual savings provided by cancelling the rebate program.

The current RST exemption for equipment designed solely for the use of people who are chronic invalids or have a physical disability will be maintained.  This exempts equipment such as hand controls designed to assist drivers who have a physical disability, or equipment such as wheelchair lifts, ramps and tie-downs installed in a vehicle to accommodate a wheelchair.

Eliminating Tax Expenditures
Workplace Accessibility Tax Incentive, Workplace Child Care Tax Incentive and Graduate
Transitions Tax Credit
o   These tax incentives would expire for eligible expenditures made after December 31, 2004.
o   An expenditure is currently eligible for the Graduate Transitions Tax Credit only if the employment is for a minimum of six consecutive months.  Therefore, employment commencing after July 5, 2004 would not qualify for the tax credit.

Educational Technology Tax Incentive
o   Donations, sales or licences after December 31, 2004 would no longer qualify for this incentive.
    For licences granted before January 1, 2005, no amount would be deductible with respect to the

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    licence after December 31, 2004.

Ontario Home Ownership Savings Plan
o   The government proposes that no new plans be registered and no new contributions to existing plans be eligible for the program after May 18, 2004.
o   Existing plans would continue to be available for home purchases until the end of 2005.
o   Withdrawal of funds from existing plans after 2005 would not be subject to recovery of tax credits or penalties.

Ontario Research Employee Stock Option Credit
o   Individuals would no longer be able to claim a tax credit after the end of the 2004 tax year on stock option benefits or capital gains arising from eligible options.

Employer Health Tax Exemption for Stock Option Benefits Paid to Employees of Research-
Intensive Companies
o   As of May 18, 2004, all stock option benefits would be subject to EHT.

Tax Incentives for Electricity Supply and Conservation
Over the past several months, the government has taken a number of steps to ensure that Ontario will have an adequate and reliable supply of electricity.  This includes the plan proposed by the Minister of
Energy on April 15, 2004 to encourage the development of new electricity supply by the private sector and to promote the conservation of electricity.

As a result of these actions, the government intends to cancel the following tax incentives for electricity supply and conservation that have not been fully implemented:

o   Legislation will be introduced to repeal the 10-year corporate income tax holiday and the 10-year property tax holiday effective November 26, 2002.
o   The government will not proceed with implementing the corporate income tax deduction for self-
    generation announced in the 2003 Ontario Budget and the immediate 100 per cent corporate income tax write-off for electrical energy-efficient equipment announced in November 2002.

Reviewing New Tax Expenditures
Tax expenditures can be an effective way to meet policy objectives.  However, a new approach to tax expenditures is needed. The government proposes that, in general, any new tax expenditures be time-
limited to ensure a review of their effectiveness.  Stakeholders and the intended beneficiaries of those expenditures should be a crucial part of that review.

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Other Technical Amendments
To improve administrative effectiveness and enforcement, maintain the integrity and the equity of the tax system, and enhance legislative clarity, various other amendments will be proposed to the following Ontario statutes:

o   Assessment Act
o   Automobile Insurance Rate Stabilization Act, 2003
o   Business Corporations Act
o   Corporations Act
o   Corporations Tax Act
o   Education Act
o   Electricity Act, 1998
o   Employer Health Tax Act
o   Family Law Act
o   Financial Administration Act
o   Fuel Tax Act
o   Gasoline Tax Act
o   Highway Traffic Act
o   Income Tax Act
o   Land Transfer Tax Act
o   Ministry of Revenue Act
o   Municipal Act, 2001
o   Municipal Property Assessment Corporation Act, 1997
o   Ontario Home Ownership Savings Plan Act
o   Provincial Land Tax Act
o   Registered Insurance Brokers Act
o   Retail Sales Tax Act
o   Tobacco Tax Act

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Part 3: Tax Collection Agreement

Since 1962, Ontario has authorized the federal government to collect and administer provincial income tax through a tax collection agreement.

While the agreement was modified several times since it was signed, both parties identified a need to update it to reflect current practices, modern technology and the evolving nature of the federal-
provincial partnership.

That need became compelling in 2000 when Ontario and many other provinces changed the way they calculated their personal income tax.  Instead of expressing provincial income tax as a single percentage of federal income tax, provinces began applying their tax rates directly to taxable income.

Since October 2003, significant progress has been made with the federal government to resolve outstanding issues.  The federal government has proven to be a reasonable, solutions-oriented partner.
The Government of Ontario acknowledges and appreciates the federal government's co-operation in this process.

The Province is now ready to sign a refreshed agreement with the federal government for the collection and administration of Ontario's personal income tax.  The new agreement:

o   provides significant policy flexibility to respond to the particular needs of Ontario taxpayers;
o   contains clear guidelines that the federal government will apply when deciding to administer provincial tax measures;
o   responds to recommendations made by the Provincial Auditor, over the last several years, for improvements in the timing of payments and sharing of information; and
o   provides greater assurance that our single largest revenue source is being calculated correctly and paid to the Province on a timely basis.

To keep the new agreement consistent with current needs, it will be the subject of a mandatory review every six years.

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2004 Ontario Budget

Part 4: Access to Capital

Ontario offers venture capital support through tax measures and its securities regulation regime.  The government plans to further improve the climate for venture capital investment by working with the federal government.  In its 2004 Budget, the federal government committed to new investments in the venture capital market, to be implemented through the Business Development Bank.  Ontario will approach the federal government to discuss measures that would maximize the potential of the federal program in Ontario.

Improving Access to Capital for New and Innovative Research
Businesses
Ontario is committed to supporting venture capital investment for commercialization where a gap exists in the supply of venture capital.  A gap often occurs in the earlier stages of high-risk technology businesses, particularly those resulting from research in universities and hospitals.

Ontario provides generous support to publicly funded research institutes for research and development
(R&D). In order to reap the benefits of R&D, the government intends to encourage the investment of capital that would support the growth and development of entrepreneurial technology firms created by these institutes.

Framework for Ontario Commercialization Investment Funds (OCIFs)
As mentioned in Budget Paper B, Ontario's Economy, the government proposes the following framework to fund costs associated with bringing innovation to market.

Overview of the Program
o   An OCIF would raise capital from institutional, corporate and accredited investors.  The capital would be accessible to eligible publicly funded research institutes for the commercialization of intellectual property derived from scientific research.
o   The minimum purchase required of each investor would be $25,000.
o   A grant would be provided to the OCIF after it invests in seed-stage businesses whose primary asset is intellectual property.

Sponsors
o   An OCIF must be sponsored by a research institute that qualifies under the Ontario
    Business-Research Institute Tax Credit.
o   These institutions include universities, colleges of applied arts and technology, Centres of
    Excellence and hospital research institutes in Ontario.

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o   Each institute would only be able to sponsor one OCIF.

Governance
o   Good governance would require visible and active involvement of the sponsors.  The sponsors would be represented on the board of directors.
o   Investors would also be represented on the board.

Eligible Investments
o   Eligible investments would require a strong link to intellectual property of the sponsor.  The intellectual property must be developed by the faculty, staff or students of a sponsor.
o   An eligible investment must be risk-capital.
o   At the time of initial investment, the investee business or prospective business must have less than
    $1 million in assets.
o   The OCIF would be required to diversify its investments.

Eligible Businesses
o   The business would not have established commercial operations and must need financing for research and product development.
o   The business must be incorporated and operating in Ontario.

Determination and Delivery of the Grant
o   The grant would be calculated as 30 per cent of eligible investments made in a year, to the extent that the investments are supported by new capital raised by the OCIF.
o   The grant would be payable once a year upon receipt of an application from the OCIF.
o   Labour Sponsored Investment Funds and Community Small Business Investment Funds would be precluded from investing in OCIFs.

Program Cap
o   The grants would support up to $30 million of capital raised by OCIFs per year, if that capital is fully invested in eligible investments.  This would represent potential maximum support of
    $9 million per year for the program.
o   To implement the cap, there would be a restriction on the number of registrations of capitalized
    OCIFs per year and on the annual amount of grant that would be available to each OCIF.

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2004 Ontario Budget

Accountability
o   To ensure a review of the program, registration of new OCIFs would be allowed until the end of
    2006.  No grants would be available after 2008.
o   While the program is running, the government would work with OCIFs to assess the program's effectiveness.

Dividend and Redemption Restrictions
o   An OCIF would be restricted from paying dividends or redeeming any shares within four years after the issuance of the shares by the OCIF.

Next Steps
Ontario will also encourage the participation of the federal government in the OCIF program to maximize the leverage potential of public investments.

The government will introduce legislation to create the OCIF program following consultations with the federal government and other interested parties.

Labour Sponsored Investment Funds
Labour Sponsored Investment Funds (LSIFs) are significant fundraisers and investors in Ontario's venture capital industry.  In 2003, LSIFs invested over $220 million in Ontario businesses, representing 34 per cent of the total venture capital investment in the province. This capital is invested in new and emerging small and medium-sized businesses essential to Ontario's economy.

The LSIF program has been operating since 1991 and is now a mature feature of the tax system.  As with all tax expenditures, it is important that the government review this program to ensure that it is still an appropriate vehicle for meeting the goal of increasing venture capital investment and that the
Province and shareholders are receiving value for their investments.  The Province will involve stakeholders in this review.

In the last several sales seasons, a number of newly registered LSIFs have failed to raise sufficient capital to be viable investment companies for the long term.  LSIF capital is spread too thinly among too many LSIFs and many of the existing LSIFs are too small to be viable long-term investors.

o   To ensure the stability and health of the venture capital pool available for Ontario businesses, the
    Province proposes a moratorium on new LSIF registrations effective May 18, 2004. Applications for registration received by May 18, 2004 will be processed.  This would allow existing LSIFs to continue operations and raise capital while the Province works with the federal government and venture capital community to determine appropriate changes to the LSIF program.

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A number of amendments will be proposed to the Community Small Business Investment Funds Act
that would ensure that the LSIF program continues to operate effectively while the program is under review.  These amendments are described in the following pages.

The calculation of investment requirements has created difficulties in two respects.  First, the current rules regarding the treatment of realized gains and losses were created when the program was new and did not contemplate older LSIFs with long investment histories.  Several LSIFs face increasing investment requirements even if they are capped and have no new capital to invest.

Second, the determination of investment requirements of an LSIF formed from the amalgamation of two LSIFs can result in an unfavourable outcome.  This has created a disincentive to amalgamate LSIFs, and resulted in smaller and less successful LSIFs being unable to grow or leave the program through amalgamations.

To remedy these situations, the following changes are proposed:
o   introduction of rules allowing the amalgamation of LSIFs through asset purchases; and
o   an amendment of the investment requirements such that LSIFs must offset 70 per cent of realized losses deducted from investment requirements with a maximum of 70 per cent of realized gains.

LSIFs are limited in the amount of investment they can make in public companies. In order to ensure that smaller public companies can raise capital, the following changes are proposed:

o   the restriction on LSIF investments in companies listed on a stock exchange would be relaxed so that an LSIF could invest up to 25 per cent of its investments in a year in listed companies; and
o   to give LSIFs some certainty of their maximum investment limit, LSIFs would be able to determine this limit on the greater of either their current or previous years' investments.

Other technical amendments will be proposed as part of the government's ongoing evaluation of the
Community Small Business Investment Funds Act. Minor amendments would:

o   allow LSIFs to control investee companies;
o   allow research-oriented investment funds more flexibility when determining their investment requirements by providing them with a choice of August 31 or December 31 as the date on which the requirement would be determined;
o   change the calculation of the LSIF tax credit to conform to federal practice, giving investors greater certainty with respect to the amount of their tax credit;
o   no longer permit LSIFs to count investments in holding companies against their investment requirements;

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o   clarify that investments that have been written off without having been disposed of would be deemed to be disposed of; and
o   change various provisions to comply with administrative practice.

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Part 5: Administrative Fairness and Effectiveness

Simplifying Tax Administration
Retail Sales Tax (RST) Purchase Exemption Certificates (PEC) Simplification
The government proposes to proceed with changes to the RST PEC system.  The proposed changes will reduce red tape and compliance costs for vendors and taxpayers when claiming an exemption from RST on purchases.  PECs would no longer require a signature, a list of exempt items or an expiry date.  As well, farmers would be allowed to use farm association identification cards in lieu of PECs.

Waiver Provisions Under the Fuel Tax Act, Gasoline Tax Act, Land Transfer
Tax Act, Retail Sales Tax Act and Tobacco Tax Act
Waivers allow taxpayers time to gather additional information to support their position without concern that an estimated assessment will be issued, and are an accepted practice in the administration of Ontario taxes.  Legislative provisions exist under the Corporations Tax Act and Employer Health
Tax Act.  To ensure legislative consistency, amendments will be proposed to the Fuel Tax Act,
Gasoline Tax Act, Land Transfer Tax Act, Retail Sales Tax Act and Tobacco Tax Act to codify the
Minister of Finance's policy of accepting waivers from taxpayers in instances where the period for taxes owing is about to become statute-barred.

Ensuring Integrity of the Tax System
Dissolution of Corporate Charters for Unpaid Tax Debts
To ensure that tax debts have been paid or secured, amendments to the Business Corporations Act will be proposed to allow for the dissolution of the corporation and the withholding of clearance certificates for revivals, transfers of assets or dissolutions where tax debts are owed to the Minister of
Finance under the Employer Health Tax Act, Fuel Tax Act, Gasoline Tax Act, Land Transfer Tax Act,
Retail Sales Tax Act and Tobacco Tax Act.

Improving Tax Administration
Returns and Payments by Alternative Channels
In order to better accommodate the business needs of taxpayers, and realize the efficiencies of electronic and other alternative channels for taxpayers to file returns, make remittances and conduct business with the ministry, as well as for the ministry to make payments and refunds, amendments will be proposed to ensure that electronic services can be accommodated across all statutes.  In addition, the Ministry of Finance will implement an automated online service system to expedite gasoline tax refunds to reserve gasoline retailers for tax-exempt sales to First Nations individuals.

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2004 Ontario Budget

Keeping Regulations Current
Loan and Trust Corporations Act
The government intends to introduce legislation to update the definition of "loan corporation" in the
Loan and Trust Corporations Act (the Act).  This proposal would keep provincial legislation current with changes in federal legislation by excluding from the definition of loan corporation in the Act a retail association, as defined in the federal Cooperative Credit Associations Act.

Trust Beneficiaries' Liability Act
In response to a request from the Chair of Management Board, the government will propose technical legislation to clarify that investors in publicly traded trusts will not be liable for the activities of the trust.

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                                                                                    Paper C: Ontario's Revenue Plan

Part 6: Revenue Plan

                                                                                                       ($ Millions)
2004 Budget Impact Summary                               2004-05          2005-06         2006-07        2007-08
---------------------------------------------------  ---------------- --------------- --------------- --------------
Ontario Health Premium                                    1,635            2,350           2,470           2,600
Corporations Tax
     Plan to Eliminate the Capital Tax                      (1)             (40)            (80)           (110)
     Capital Cost Allowance Enhancements                   (26)             (61)            (61)            (61)
     Enhancing the OFTTC                                    (8)              (8)             (8)             (8)
     Apprenticeship Training Tax Credit10                  (80)             (95)            (95)            (95)
Personal Income Tax
     Enrich Property Tax Credit                            (85)             (85)            (85)            (85)
Retail Sales Tax
     One-Year Exemption for DMF                             (2)              (1)              0               0
     Rebate for Clean Home Energy Systems                   (3)              (3)             (3)             (3)
     Extension of EnergyStar(R)Rebate11                     (8)               0               0               0
Tobacco Tax                                                 90              110             110             110
Revenue from Spirits, Wine and Beer                         45               60              61              62
Driver's Licence Fee                                         3                9              14              19
Technical Measures                                           0                1               1               1
Property Tax
     Brownfields                                           (5)               (5)             (5)             (5)
     Conservation Land Tax Exemption                       (1)               (1)             (1)             (1)
Tax Expenditure Review
     End ORESO and EHT Exemption                            13               15              15              15
     End OHOSP                                               5                6               6               6
     End Various CIT Incentives                              1                1               1               1
     Transform RST Rebate for Vehicles to Transport          -                -               -               -
          Persons with Physical Disabilities12
Administrative Fairness and Effectiveness                   70              240              465            465
      (See Paper A)
Total Revenue Changes                                     1,643            2,493           2,805          2,911
---------------------------------------------------  ---------------- --------------- --------------- --------------

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2004 Ontario Budget

Endnotes

1.   Kirby, Michael J.L.,  The Health of Canadians--The Federal Role, Volume 6: Recommendations for
     Reform,  Standing Senate Committee on Social Affairs, Science and Technology, 2002.

2.   Ibid.

3.   Ibid.

3a.  Romanow, Roy J., Building on Values--The Future of Health Care in Canada, Commission on the Future of
     Health Care in Canada, 2002.

4.   Address by Prime Minister Paul Martin to the Empire Club and the Canadian Club, April 16, 2004.

5.   Conference Board of Canada, Fiscal Prospects for the Federal and Provincial/Territorial Governments,
     February 2004.  The Conference Board's projections are based on maintaining the status quo with respect to tax rates and program spending.

6.   Romanow, Roy J.  Building on Values--The Future of Health Care in Canada, Commission on the Future of
     Health Care in Canada, 2002.

7.   Ontario Media Development Corporation, News Release, March 22, 2004.

8.   Statistics Canada, 2003 Labour Force Survey.

9.   These are the only service trades eligible under the apprenticeship component of the CETC and, therefore, are the only service trades that would qualify for the ATTC.

10.  The Apprenticeship Training Tax Credit is proposed to end for new hiring after December 31, 2007.

11.  As announced on March 29, 2004, the RST rebate for certain EnergyStar(R)-rated appliances would be extended until July 31, 2004.

12.  Funding of the Home and Vehicle Modification Program will be increased by $10 million per year. This will exceed the $8 million estimated annual savings provided by cancelling this rebate.

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